Preliminary Pricing Supplement To prospectus dated August 12, 2024, product supplement for knock-out notes dated November 16, 2023 and index supplement dated November 16, 2023	Preliminary Pricing Supplement No. 3,710 Registration Statement Nos. 333-275587; 333-275587-01 Dated August 29, 2024; Rule 424(b)(2)

Morgan Stanley Finance LLC $ Capped Dual-Directional Contingent Buffer Equity Notes Linked to the S&P 500® Index due September 16, 2025

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

General

•	The securities are designed for investors who seek an unleveraged return (subject to the Maximum Upside Payment at Maturity of $1,100 per security) equal to any appreciation, or an unleveraged return equal to the absolute value of any depreciation (of up to 15%), of the S&P 500® Index at maturity, and who anticipate that the Final Index Value will not be less than the Initial Index Value by more than 15%. Investors should be willing to forgo interest and dividend payments, and, if a Knock-Out Event occurs, meaning that the Final Index Value is less than the Initial Index Value by more than 15%, be willing to lose a significant portion or all of their principal.

•	Senior unsecured obligations of Morgan Stanley Finance LLC (“MSFL”), fully and unconditionally guaranteed by Morgan Stanley, maturing September 16, 2025†.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities are expected to price on or about August 29, 2024 and are expected to settle on or about September 4, 2024.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Terms

Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying Index:	S&P 500® Index
Knock-Out Event:	A Knock-Out Event occurs if the Final Index Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount (that is, if the Final Index Value is less than the Knock-Out Level).
Knock-Out Buffer Amount:	15%
Knock-Out Level:	4,753.353, which is 85% of the Initial Index Value
Payment at Maturity:

If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to:

•   if the Final Index Value is greater than the Initial Index Value: $1,000 plus a return equal to $1,000 times the Underlying Index Return, subject to the Maximum Upside Payment at Maturity; or

•   if the Final Index Value is less than or equal to the Initial Index Value but is greater than or equal to the Knock Out Level: $1,000 + ($1,000 x Absolute Index Return).

For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Index?” beginning on page 3.

If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Final Index Value from the Initial Index Value on a 1-to-1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:

$1,000 + ($1,000 x Underlying Index Return).

Under these circumstances, the Payment at Maturity will be less than the principal amount of $1,000, and will represent a loss of more than 15%, and possibly all, of your investment.
Maximum Upside Payment at Maturity:	$1,100 per security (110% of the principal amount)
Index Closing Value:	On any day, the index closing value for the Underlying Index
Underlying Index Return:	Final Index Value – Initial Index Value Initial Index Value
Absolute Index Return:	The absolute value of the Underlying Index Return. For example, a –5% Underlying Index Return will result in a +5% Absolute Index Return.
Initial Index Value:	5,592.18, which is the Index Closing Value on August 28, 2024
Final Index Value:	The Index Closing Value on the Valuation Date
Valuation Date:	September 11, 2025†
Maturity Date:	September 16, 2025†
Pricing Date:	August 29, 2024
Issue Date:	September 4, 2024 (3 business days after the Pricing Date)
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the Pricing Date:	Approximately $980.00 per security, or within $25.00 of that estimate. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61776RSB1 / US61776RSB14

†Subject to postponement for non-index business days or in the event of a market disruption event as described under “Description of Notes—Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-23 of the accompanying product supplement for knock-out notes and “Selected Risk Considerations” beginning on page 8 of this preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a product supplement for knock-out notes and an index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this preliminary pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the product supplement for knock-out notes, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL, and this offering. When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any agent or any dealer participating in this offering will arrange to send you the prospectus, the product supplement for knock-out notes, the index supplement and this preliminary pricing supplement if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this preliminary pricing supplement or the accompanying product supplement for knock-out notes, index supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Us(3)
Per security	$1,000	$10	$990
Total	$	$	$
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this preliminary pricing supplement for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 12.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not deposits OR SAVINGS ACCOUNTS and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency OR INSTRUMENTALITY, nor are they obligations of, or guaranteed by, a bank.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Morgan Stanley

August 29, 2024

Additional Terms Specific to the Securities

You should read this preliminary pricing supplement together with the prospectus dated April 12, 2024, as supplemented by the product supplement for knock-out notes dated November 16, 2023 and the index supplement dated November 16, 2023. When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. This preliminary pricing supplement, together with the documents listed below, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated November 16, 2023: https://www.sec.gov/Archives/edgar/data/895421/000095010323016343/dp202685_424b2-epskonotes.htm

•	Index supplement dated November 16, 2023:

https://www.sec.gov/Archives/edgar/data/895421/000095010323016332/dp202718_424b2-isn2023.htm

•	Prospectus dated April 12, 2024:

https://www.sec.gov/Archives/edgar/data/895421/000095010324005205/dp209505_424b2-base.htm

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $980.00, or within $25.00 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Underlying Index. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Index, instruments based on the Underlying Index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Knock-Out Level and the Maximum Upside Payment at Maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Index?

The following table and graph illustrate the hypothetical return at maturity on the securities. The “Return on Securities” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000. The hypothetical returns set forth below reflect the Maximum Upside Payment at Maturity of $1,100 per security and assume an Initial Index Value of 4,500 and a Knock-Out Level of 3,825 (which is 85% of the hypothetical Initial Index Value). The actual Initial Index Value and Knock-Out Level are set forth on the cover of this document. The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities.

Final Index Value	Underlying Index Return	Return on Securities
7,200.00	60.00%	10.00%
6,750.00	50.00%	10.00%
6,300.00	40.00%	10.00%
5,850.00	30.00%	10.00%
5,400.00	20.00%	10.00%
5,175.00	15.00%	10.00%
4,950.00	10.00%	10.00%
4,815.00	7.00%	7.00%
4,725.00	5.00%	5.00%
4,612.50	2.50%	2.50%
4,500.00	0.00%	0.00%
4,275.00	-5.00%	5.00%
4,050.00	-10.00%	10.00%
3,825.00	-15.00%	15.00%
3,600.00	-20.00%	-20.00%
3,375.00	-25.00%	-25.00%
3,150.00	-30.00%	-30.00%
2,700.00	-40.00%	-40.00%
1,800.00	-60.00%	-60.00%
900.00	-80.00%	-80.00%
0	-100.00%	-100.00%

Securities Payoff Diagram

How it works

▪	Upside Scenario if the Underlying Index Appreciates. If the Final Index Value is greater than the Initial Index Value, the investor would receive the $1,000 principal amount plus 100% of the appreciation of the Underlying Index over the term of the securities, subject to the Maximum Upside Payment at Maturity.

▪	Absolute Return Scenario. If the Final Index Value is less than or equal to the Initial Index Value and is greater than or equal to the Knock-Out Level, the investor would receive a 1% positive return on the securities for each 1% negative return on the Underlying Index.

▪	If the Underlying Index depreciates 10%, the investor would receive a 10% return, or $1,100 per security.

▪	The maximum return you may receive in this scenario is a positive 15% return at maturity.

▪	Downside Scenario. If the Final Index Value is less than the Knock-Out Level, the investor would receive an amount less than the $1,000 principal amount, based on a 1% loss of principal for each 1% decline in the Underlying Index. Under these circumstances, the Payment at Maturity will be less than 85% of the principal amount per security. There is no minimum payment at maturity on the securities.

▪	If the Underlying Index depreciates 70%, the investor would lose 70% of the investor’s principal and receive only $300 per security at maturity, or 30% of the principal amount.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page is calculated.

Example 1: A Knock-Out Event HAS NOT occurred, and the Index Closing Value increases from the Initial Index Value of 4,500 to a Final Index Value of 5,850. Because the Underlying Index Return of 30% would result in a payment at maturity that is greater than the Maximum Upside Payment at Maturity, the investor receives only the Maximum Upside Payment at Maturity of $1,100 per security.

Example 2: A Knock-Out Event HAS NOT occurred, and the Index Closing Value increases from the Initial Index Value of 4,500 to a Final Index Value of 4,612.50. Because the Underlying Index Return of 2.50% is positive, the investor receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 2.50%) = $1,025.00

Example 3: A Knock-Out Event HAS NOT occurred, and the Index Closing Value decreases from the Initial Index Value of 4,500 to a Final Index Value of 4,050. Because a Knock-Out Event has not occurred and the Final Index Value is less than the Initial Index Value by 10%, the investor receives the benefit of the absolute return feature and therefore receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

Example 4: A Knock-Out Event HAS occurred, and the Index Closing Value decreases from the Initial Index Value of 4,500 to a Final Index Value of 1,800. Because a Knock-Out Event has occurred, the investor loses the benefit of the absolute return feature, and receives an amount that is significantly less than the $1,000 principal amount, based on a 1% loss of principal for each 1% decline in the Underlying Index, calculated as follows:

$1,000 + ($1,000 x -60%) = $400.00

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL; NO GUARANTEED RETURN OF ANY PRINCIPAL — The securities provide the opportunity to participate in the appreciation of the Underlying Index at maturity, subject to the Maximum Upside Payment at Maturity. If a Knock-Out Event HAS NOT occurred and the Final Index Value is greater than the Initial Index Value, you will receive at maturity $1,000 plus a return equal to $1,000 times the Underlying Index Return, subject to the Maximum Upside Payment at Maturity. If a Knock-Out Event HAS NOT occurred and the Final Index Value is less than or equal to the Initial Index Value but is greater than or equal to the Knock Out Level, you will receive at maturity $1,000 plus $1,000 times the Absolute Index Return. However, if a Knock-Out Event HAS occurred, you will lose a significant portion or all of your investment, based on a 1% loss for every 1% decline in the Final Index Value, as compared to the Initial Index Value. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	SECURITIES LINKED TO THE S&P 500® INDEX— The S&P 500® Index, which is calculated, maintained and published by S&P® Dow Jones Indices LLC (“S&P®”), is intended to provide a benchmark for performance measurement of the large capitalization segment of the U.S. equity markets by tracking the stock price movement of 500 companies with large market capitalizations. Component stocks of the S&P 500® Index are required to have a total company level market capitalization that reflects approximately the 85th percentile of the S&P® Total Market Index. The S&P 500® Index measures the relative performance of the common stocks of 500 companies as of a particular time as compared to the performance of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. For additional information about the S&P 500® Index, see the information set forth under “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement.

•	TAX TREATMENT — There is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority. Our counsel, Davis Polk & Wardwell LLP, is unable to render a definitive opinion on the tax treatment of the securities at this time as such opinion is dependent in part upon market conditions on the Pricing Date. Our counsel’s opinion will therefore be provided only on the Pricing Date. However, under current law, and based on current market conditions, our counsel believes that it is at least reasonable to treat a security as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the securities is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement for knock-out notes, the following U.S. federal income tax consequences should result based on current law:

•	You should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange.

•	Upon sale, exchange or settlement of the securities, you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the securities. Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year, and short-term capital gain or loss otherwise.

There is a risk that the Internal Revenue Service (the “IRS”) may seek to treat all or a portion of the gain on the securities as ordinary income. For example, there is a risk (which, depending on the market conditions on the Pricing Date, could be substantial) that the IRS could seek to recharacterize the securities as debt instruments. In that event, you would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income.

We do not plan to request a ruling from the IRS regarding the treatment of the securities. An alternative characterization of the securities could materially and adversely affect the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

As discussed in the accompanying product supplement for knock-out notes, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the securities and current market conditions, we expect that the securities will not have a delta of one with respect to any Underlying Security on the Pricing Date. However, we will provide an updated determination in the final pricing supplement. Assuming that the securities do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the securities should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the securities.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “United States Federal Taxation” in the accompanying product supplement for knock-out notes and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Treatment” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Index or any of the component stocks of the Underlying Index. The material risks relating to the securities are described below and are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated November 16, 2023.

Risks Relating to an Investment in the Securities

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the securities at maturity and do not pay you interest on the securities. If a Knock-Out Event has occurred, you will be fully exposed to the depreciation in the Final Index Value as compared to the Initial Index Value on a 1-to-1 basis. If a Knock-Out Event has occurred, the Payment at Maturity on each security will be significantly less than the principal amount of the securities, and, consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the securities will be limited by the Maximum Upside Payment at Maturity. If the Final Index Value is greater than the Initial Index Value, the Payment at Maturity will never exceed the Maximum Upside Payment at Maturity, even if the Final Index Value is substantially greater than the Initial Index Value. The maximum positive return you can receive if the Underlying Index depreciates is also limited by the Knock-Out Level.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Index would have.

•	THE SECURITIES ARE SUBJECT TO OUR CREDIT RISK, AND ANY ACTUAL OR ANTICIPATED CHANGES TO OUR CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on our ability to pay all amounts due on the securities at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

•	AS A FINANCE SUBSIDIARY, MSFL HAS NO INDEPENDENT OPERATIONS AND WILL HAVE NO INDEPENDENT ASSETS – As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES – Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” below.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. As calculation agent, MS & Co. may make certain determinations that may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events or calculation of the Index Closing Value in the event of a market disruption event. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Description of Notes—General Terms of Notes—Some Definitions,” “Description of Notes—General Terms of Notes —Postponement of Valuation Date(s) or Review Date(s),” “—Alternate Exchange Calculation in case of an Event of Default,” “—Discontinuance of Any Underlying Index or Basket Index; Alteration of Method of Calculation” and related definitions in the accompanying product supplement. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Index and the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the securities (and to other instruments linked to the Underlying Index or its component stocks), including trading in the stocks that constitute the Underlying Index as well as in other instruments related to the Underlying Index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. Some of our affiliates also trade the stocks that constitute the Underlying Index and other financial instruments related to the Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to August 28, 2024 could have increased the Initial Index Value, and, therefore, could have increased the value at or above which the Underlying Index must close on the Valuation Date so that investors do not suffer a significant loss on their initial investment in the securities.

•	THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — The value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value, especially in relation to the Knock-Out Level, and the actual or expected volatility, of the Underlying Index;

•	the time to maturity of the securities;

•	the dividend rates on the common stocks underlying the Underlying Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the stocks constituting the Underlying Index or stock markets generally and which may affect the Index Closing Value of the Underlying Index on the Valuation Date; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the principal amount if a Knock-Out Event is likely to occur in light of the then-current level of the Underlying Index.

You cannot predict the future performance of the Underlying Index based on its historical performance. We cannot guarantee that a Knock-Out Event will not occur. You can review the historical values of the Underlying Index in “Historical Information” below.

Additional Terms of the Securities

Terms used but not defined in this preliminary pricing supplement are defined in the product supplement for knock-out notes, the index supplement or in the prospectus.

Underlying Index Publisher

S&P® Dow Jones Indices LLC or any successor thereof

Issuer Notice to Registered Security Holders, the Trustee and the Depositary:

In the event that the Maturity Date is postponed due to postponement of the Valuation Date, the issuer shall give notice of such postponement and, once it has been determined, of the date to which the Maturity Date has been rescheduled (i) to each registered holder of the securities by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the trustee by facsimile confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the securities in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the business day immediately preceding the scheduled Maturity Date, and (ii) with respect to notice of the date to which the Maturity Date has been rescheduled, the business day immediately following the actual Valuation Date.

The issuer shall, or shall cause the calculation agent to, (i) provide written notice to the trustee and to the depositary of the amount of cash, if any, to be delivered with respect to each stated principal amount of the securities, on or prior to 10:30 a.m. (New York City time) on the business day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the securities, if any, to the trustee for delivery to the depositary, as holder of the securities, on the Maturity Date.

Additional Information About the Securities

Use of Proceeds and Hedging

The proceeds from the sale of the securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to August 28, 2024, we hedged our anticipated exposure in connection with the securities by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in stocks of the Underlying Index, in futures and/or options contracts on the Underlying Index or any component stocks of the Underlying Index listed on major securities markets, or in any other securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could have increased the value of the Underlying Index on August 28, 2024, and therefore could have increased the value at or above which the Underlying Index must close on the Valuation Date so that investors do not suffer a significant loss on their initial investment in the securities. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the securities, including on the Valuation Date, by purchasing and selling the stocks constituting the Underlying Index, futures or options contracts on the Underlying Index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. We cannot give any assurance that our hedging activities will not affect the value of the Underlying Index, and, therefore, adversely affect the value of the securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily historical closing values of the Underlying Index from January 1, 2019 through August 28, 2024. The closing value of the Underlying Index on August 28, 2024 was 5,592.18. We obtained the closing values of the Underlying Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value on the Valuation Date. We cannot give you any assurance that a Knock-Out Event will not occur.

Historical Performance of the S&P 500® Index

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. For more information, see “S&P® U.S. Indices” in the accompanying index supplement.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities. When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.